Queenston Mining Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INTRUMENT 51-102

1. **Name and Address of Company**
   Queenston Mining Inc. ("Queenston")
   Suite 201 – 133 Richmond Street West
   Toronto, Ontario
   M5H 2L3

2. **Date of Material Change**
   December 16, 2009

3. **News Release**
   Queenston Issued a news release dated December 16, 2009 disseminated through Marketwire.

4. **Summary of Material Change**
   Queenston Announces NI 43-101 Initial Resource Estimate for McBean Deposit and Ni 43-101 Updated Resource for Anoki Deposit

5. **Full Description of Material Change**
   For further information, please see a copy of the Press Release attached.

6. **Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102**
   Confidentiality is not requested.

7. **Omitted Information**
   No information has been omitted in respect of the material change.

8. **Executive Officer**
   Charles E. Page,
   President & CEO
   Tel: (416) 364-0001 ext. 224.

9. **Date of Report**
   December 16, 2009

"Paul Woods"

Paul Woods
VP Corporate Affairs & Secretary
Queenston Mining Inc.

Queenston Announces NI 43-101 Initial Resource Estimate for McBean Deposit and NI 43-101 Updated Resource Estimate for Anoki Deposit

December 16, 2009, Toronto, Ontario.... Queenston Mining Inc. (QMI-Toronto, Frankfurt, Stuttgart, Berlin) ("Queenston" or the "Company") is pleased to report the results of an initial NI 43-101 mineral resource estimate at its 100% owned McBean deposit and an NI 43-101 updated mineral resource at the neighboring 100% owned Anoki deposit both located in Gauthier Township, Kirkland Lake.

At McBean, measured, indicated and inferred mineral resources have been determined in four primary lenses (A, B, C and C19) that have been the focus of a 118 hole (50,500 m) drilling program that began in 2008. At Anoki, located 600 m west of McBean, an update of the measured, indicated and inferred resources has been completed in nine lenses (1,2,3,4,5,6,7,33 and South).

Highlights:

- McBean: Total measured + indicated mineral resources of 706,000 tonnes ("t") grading 4.64 grams per tonne ("g/t") Au (capped) **(105,700 oz)**. The uncapped measured + indicated sensitivity is 713,000 t grading is 4.80 g/t Au **(110,000 oz).** Total inferred mineral resources of 1,221,000 t grading 4.71 g/t Au (capped) **(184,700 oz)**. The uncapped inferred sensitivity is 1,267,000 t grading 6.74 g/t Au **(274,300 oz).**

- Anoki: Total measured + indicated mineral resources of 730,000 t grading 4.74 g/t Au (capped) **(110,700 oz)**. The uncapped measured + indicated sensitivity is 742,000 t grading 4.74 g/t Au **(113,000 oz).** Total inferred mineral resource of 337,000 t grading 4.80 g/t Au (capped) **(52,100 oz).** The uncapped inferred sensitivity is 395,000 t grading 10.67 g/t Au **(135,400 oz).**

- Combined McBean + Anoki: Total measured +indicated resources of 1,436,000 t grading 4.69 g/t Au (capped) **(216,400 oz).** The uncapped measured + indicated sensitivity is 1,455,000 t grading 4.77 g/t Au **(223,000 oz).** Total inferred mineral resource of 1,558,000 t grading 4.73 g/t Au **(236,800 oz).** Total uncapped inferred sensitivity is 1,662,000 t grading 7.67 g/t Au **(409,700 oz).**

"With the addition of the initial McBean and updated Anoki resources, the Company's total NI 43-101 gold resources in the Kirkland Lake camp have increased to 640,000 measured + indicated ounces and 577,000 inferred ounces," stated Charles Page, President and CEO of Queenston. "The combined McBean and Anoki deposits provide a significant shallow resource base of 217,000 measured and indicated ounces and 237,000 inferred ounces that is already developed by a ramp, underground levels and a open pit. Both deposits remain open at depth, along strike and are currently being explored by surface drilling. The McBean and Anoki resources are a key component in Queenston's strategy of advancing four 100% owned gold deposits in the Kirkland Lake camp towards production supported by a central mill."

The mineral resource estimates for both the McBean and Anoki deposits were prepared by P & E Mining Consultants Inc. ("P&E") of Brampton, Ontario under the supervision of Qualified Person, Eugene Puritch, P.Eng. Interpretation of the mineralized zones were created as 3D wireframes/solids based on a 2.5 g/t Au cutoff grade and a minimum horizontal thickness of 2 m within geologically defined limits. The limits were defined on the basis of structure and continuity of the mineralization between drill holes and underground workings.

McBean grade capping was varied from 15 g/t to 60 g/t in its four resource domains while Anoki grade capping varied from 6 g/t to 50 g/t in its nine resource domains. 1 m composites based on the capped assays were used for grade interpolation which utilized the inverse distance cubed (1/d3) method. The McBean geological interpretation was completed by Queenston's Exploration Manager, Michel Leblanc, P.Geo. and reviewed in detail and accepted by P&E. The Anoki geological interpretation was completed by Antoine Yassa, P.Geo. of P&E.

Summary of McBean Mineral Resource Estimate at 2.5 g/t Au Cut-Off (1) (2) (3) (4)

Lens	Measured + Indicated (Capped)			Inferred (Capped)		
	Tonnes	Grams/tonne Au	Ounces Au	Tonnes	Grams/tonne Au	Ounces Au
A	276,000	4.51	40,000	272,000	3.99	34,900
B	401,000	4.77	61,400	230,000	5.78	42,800
C	11,000	3.84	1,300	120,000	5.06	19,500
C19	18,000	5.07	3,000	424,000	4.69	63,900
Other	0	0	0	175,000	4.20	23,600
Total	**706,000**	**4.64**	**105,700**	**1,221,000**	**4.71**	**184,700**

Summary of McBean Uncapped Sensitivity at 2.5 g/t Au Cut-Off

Lens	Measured + Indicated (Uncapped)			Inferred (Uncapped)		
	Tonnes Au	Grams/tonne Au	Ounces Au	Tonnes Au	Grams/tonne Au	Ounces Au
A	278,000	4.61	41,300	278,000	4.05	36,200
B	406,600	4.91	64,000	239,000	7.97	61,200
C	11,000	4.05	1,400	123,000	5.09	20,200
C19	18,000	5.64	3,300	446,000	8.98	128,300
Other	0	0	0	181,000	4.88	28,400
Total	**713,000**	**4.80**	**110,000**	**1,267,000**	**6.74**	**274,300**

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2) The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3) The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(4) The 2.5 g/t Au cut-off utilized in the above tables was derived from US$900/oz Au, $0.92 US$ exchange rate, C$50/tonne mining cost, C$20/tonne processing cost, C$5/tonne G&A cost and 95% process recovery.

The McBean deposit was discovered in 1928 and from 1930 to 1951 was developed and explored by 3 shafts and 5 underground levels to a depth of 220 m from surface. During the mid-1980's the upper portion of the McBean deposit was mined from an open-pit by a joint venture partnership between Queenston and Inco Ltd. and processed at the refurbished Upper Canada mill. Production amounted to approximately 50,000 oz. of gold from 506,000 t grading 3.0 g/t with mill recoveries of 95% employing a cyanide leach circuit. Due to prevailing gold prices at the time ($400 US/oz) the underground exploitation of the remainder of the deposit below the pit was postponed and in 1996 Queenston purchased Inco's interest in the mine.

The mineral resources at McBean are primarily contained in four lenses that steeply dip (70°) to the south and plunge east. The lenses are located within the deformation corridor of the Larder Lake Break hosted by altered ultramafic rocks including green carbonate, altered tuff and cut by a series of felsic intrusives. The mineralization is associated to silicification of felsic bodies with accompanying pyrite and visible gold in porphyritic dykes, green carbonate and tuff. The weighted average of the zone thickness is 10.3 m.

Drilling to date has traced the zones over a length of 700 m and to a depth of 700 m that remain open to east, west and to depth. An exploration drill is currently targeting the down dip/plunge potential of the McBean stratigraphy below a depth of 600 m. A longitudinal section of the McBean and Anoki deposits is attached to this news release and available on the Company's website.

Summary of Anoki Mineral Resource Estimate at 2.5 g/t Au Cut-Off (1) (2) (3) (4)

Lens	Measured + Indicated (Capped)			Inferred (Capped)		
	Tonnes	Grams/tonne Au	Ounces Au	Tonnes Au	Grams/tonne Au	Ounces Au
Lens 1,2,3	668,000	4.77	102,400	145,000	4.56	21,200
Lens 4,5,6,7	58,000	4.49	7,900	89,000	5.71	16,400
33, South	4,000	3.11	400	103,000	4.36	14,500
Total	**730,000**	**4.74**	**111,700**	**337,000**	**4.80**	**52,100**

Summary of Anoki Uncapped Sensitivity at 2.5 g/t Au Cut-Off (1) (2) (3) (4)

Lens	Measured + Indicated (Uncapped)			Inferred (Uncapped)		
	Tonnes	Grams/tonne	Ounces	Tonnes	Grams/tonne	Ounces
Lens 1,2,3	667,000	4.75	103,500	153,000	4.20	20,700
Lens 4,5,6,7	60,000	4.69	9,000	94,000	5.43	16,400
33, South	5,000	3.11	500	148,000	20.72	98,300
Total	**742,000**	**4.74**	**113,000**	**395,000**	**10.67**	**135,400**

The Anoki deposit was discovered in 1916 and from 1938-40 was developed by a shaft and 4 levels to a depth 230 m from surface. In 1987 Queenston and joint venture partner Inco Ltd. completed underground exploration from a ramp driven to a depth of 236 m and along four levels. In 1988, a 33,340 t bulk sample from Anoki was processed at the Upper Canada mill averaging 3.3 g/t and producing approximately 3,500 oz of gold. The mill achieved 95% recoveries and a feasibility study was completed by the joint venture in 1990. Due to prevailing gold prices at $400 US per ounce the project was put on hold and in 1996 Queenston purchased Inco's interest in the deposit. In 2004, Roscoe Postle Associates Inc. under the supervision of Hrayr Agnerian, P.Geo., calculated a NI 43-101 mineral resource at Anoki of 522,300 t grading 5.7 g/t (measured and indicated) and 141,800 t grading 6.2 g/t (inferred) using a 3.5 g/t cutoff, a capping level of 34.29 g/t for individual assays and a US $400/oz. gold price.

The mineral resources at Anoki are contained in 9 lenses that are located within a 50-100 m thick package of altered basaltic flows in the hanging wall, south and adjacent to the Larder Lake Break approximately 600 m west of the McBean deposit. The lenses are vertical dipping, east plunging and the mineralization consists of pyrite and visible gold in silicified-carbonated coarse grained basalt. The weighted average of lens thickness is 6.6 m.

The mineralization has been defined over a length of 400 m and to a depth of 430 m from surface where it remains open at depth and to the east. One drill is currently testing the gap between the Anoki and McBean deposits both along plunge and to depth and will also target the potential for new lenses of mineralization below 500 m.

Quality Control

The design of the Queenston's drilling programs, Quality Assurance/Quality Control and interpretation of results is under the control of Queenston's geological staff including qualified persons employing a QA/QC program consistent with NI 43-101 and industry best practices. The McBean project is supervised by Queenston Exploration Manager, Michel Leblanc, P.Geo. A detailed review of Queenston's QA/QC procedures is filed in the 2008 Annual Information Form on SEDAR. The drill core is logged and split with half-core samples shipped to Swastika Laboratories of Swastika, Ontario and analyzed employing the appropriate gold fire assaying technique. For QA/QC purposes the Company as well as the lab submits standards and blanks every 25 samples. Approximately 5% of sample rejects and/or pulps are sent to other laboratories for check assaying.

This news release was reviewed by Queenston's Vice President Exploration and QP, William McGuinty, P. Geo. and Eugene Puritch, P.Eng., President of P&E Mining Consultants Inc.

About Queenston

Queenston maintains a significant land package in the Kirkland Lake gold camp containing 21 contiguous properties totaling approximately 14,000 hectares or 942 mineral claim units. The Company's strategy is to return to producer status through the development of 100% owned gold projects including the Upper Beaver, McBean, Anoki and Upper Canada. The Company is also carrying out deep exploration targeting the new South Mine Complex with joint venture partner Kirkland Lake Gold Inc. on the South Claims property and on its 100% owned AK property. Queenston is well financed with working capital of $40 million and has an exploration budget for 2010 of $15 million employing up to 12 diamond drill rigs.

For further information, contact:

Charles E. Page, P. Geo., President and CEO	(416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman	(416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations	(416) 577-9927

Email: Info@queenston.ca
Website: www.queenston.ca

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com



West
East
Anoki Deposit
McBean Deposit
Shaft
Ramp
#1 Shaft
#2 Shaft
Surface
Pit
McBean Resources
A Lens
B Lens
C Lens
C19 Lens
500 m
Anoki Resources
Lens 1,2,3
Lens 4,5,6
South Lens
open
- 500 m
open
open
open
open

NI 43-101 Mineral Resources

Anoki - McBean Deposits

Gauthier Twp., Kirkland Lake, Ont.

Vertical Longitudinal Section Looking North

QUEENSTON Mining Inc

DECEMBER 16, 2009